Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 4 DATED JUNE 28, 2019

TO THE OFFERING CIRCULAR DATED APRIL 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated April 26, 2019,  as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on April 26, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the declaration of distributions;
•	Update our management compensation;
•	Update our asset acquisitions;
•	Update our management information; and
•	Update our results of operations.

Declaration of Distributions

On June 25, 2019, our Manager authorized a daily cash distribution of $0.0021917808 per share of the Company’s common stock to shareholders as of the close of business on each day of the period commencing on June 1, 2019 and ending on June 30, 2019 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about July 15, 2019.

This distribution equates to approximately 8.21% on an annualized basis assuming a $9.75 per share net asset value, and approximately 8.00% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning June 1, 2019 and ending June 30, 2019. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Management Compensation

The following information supplements and is added to the section of the Offering Circular captioned “Management Compensation – Acquisition and Operation Stage”:

Disposition Fee – Manager or an affiliate of Manager	In connection with the sale of properties, we will pay our Manager, or one of its affiliates, up to 2.0% of the contract sales price or each property sold.	Actual amounts are dependent upon the price at which we sell or otherwise liquidate our investments. We cannot determine these amounts at the present time.
Promoted Interest – Manager or an affiliate of Manager	Promoted interest in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid (6% or higher) cumulative, non-compounded preferred return.	Actual amounts are dependent upon the total invested equity, transaction sizes and distributable cash. We cannot determine these amounts at the present time.

The following information follows the first bullet point of the section of the Offering Circular captioned “Management Compensation – Related Fees Paid by Affiliated and Unaffiliated Third Parties”:

•

Disposition fee in an amount up to 2.0% of the contract sales price of each property sold. Actual amounts are dependent upon the price at which we sell or otherwise liquidate our investments. We cannot determine these amounts at the present time.

Asset Acquisitions

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

La Privada – El Paso, TX

On May 31, 2019, we acquired a $4,745,228 limited partnership interest (the “Equity Investment”) in a joint venture that will acquire and renovate a Class B multifamily apartment complex in El Paso, Texas (the “Property”).  The sponsor of this transaction is our manager, RM Adviser, LLC (“Manager” or “RM Adviser”). In connection with the Equity Investment, the special purpose entity that issued equity to us may pay an affiliate of our Manager one or more of the fees described in this paragraph. A portion of these fees may be paid to personnel affiliated with our Manager for their roles in arranging the investment opportunity. The following fees have been or will be paid by the particular special purpose entity and not by us: (i) a 3.00% buyer’s broker fee was paid to Realty Mogul Commercial Capital, Co. (a licensed real estate sales broker affiliated and under common control with RM Adviser); (ii) an asset management fee equal to 1.0% of Effective Gross Income (as defined below) on an annualized basis and paid monthly to RM Adviser for asset management services related to the Property; and (iii)  upon the sale of the Property, a 1.5% seller’s broker fee will be paid to Realty Mogul Commercial Capital, Co. The term “Effective Gross Income” means the Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period. Additionally, Jilliene Helman, CEO of RM Adviser, will be providing a partial personal guarantee of the loan that will be secured by the Property, and in return will receive a loan guarantee fee of 100 basis points of the principal amount of the loan. We will not be entitled to any of these fees.

Pursuant to the joint venture operating agreement, our Manager is entitled to a participation in the promoted interest of the entity which acquired the Property’s distributable cash (certain distributions which may be payable to the Manager if the Property performs well), and a portion of these fees may be paid to personnel affiliated with our Manager, including Jilliene Helman CEO of RM Adviser, for their roles in arranging the investment opportunity.

Acquisition of Crossroads South — Jonesboro, GA

As previously disclosed, on August 3, 2017, we acquired a $1,250,000 preferred equity investment in connection with the acquisition of a 207,404 square-foot, grocery-anchored retail shopping center, located in Jonesboro, Georgia.  On June 24, 2019, the preferred equity investment was paid off in full in the amount of $1,267,167, which included (i) $1,250,000 in outstanding principal plus $12,500 in accrued interest through July 9, 2019, (ii) a prepayment penalty of $4,167 for interest through July 18, 2019, and (iii) legal fees.

Management

The following information supersedes and replaces the section of the Offering Circular captioned “Management – Compensation of Executive Officers”:

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.  As described above, certain of the executive officers of Realty Mogul, Co. also serve as executive officers of our Manager.  Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our Manager, from Realty Mogul, Co.  As executive officers of our Manager, these individuals will manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives.  We will indirectly bear some of the costs of the compensation paid to these individuals through fees we pay to our Manager, and we pay our portfolio manager a retainer of 1,000 shares per year.

Results of Operations

The following information supplements the section of our Offering Circular captioned “Plan of Operation-Results of Operations”:

As of June 6, 2019, the aggregate value of all properties owned or underlying loans and other investments made by us, based on independent appraisals dated within six months of the original acquisition by Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable, was approximately $289 million. Changes in property values may or may not affect the net asset value of the Company, which invests in loans and other fixed income investments.